Ameri Metro, Inc.

"Changing The Way You Move"



Affiliated Companies:
HSR PASSENGER SERVICES, INC.
HSR LOGISTICS, INC.
HSR TECHNOLOGIES, INC.
HSR FREIGHT LINE, INC.

Dated 10/3/2018

Air Cyprus Aviation Limited

41 Panniotis Street Green Area

Germasogeia 4044 Limassol, Cyprus

Captain Chris Christodoulou,

This letter will serve to notify both parties of the Memorandum of Understanding between Air Cyprus Aviation Limited and Ameri Metro Ireland, Ltd dated and signed on September 30, 2018, that the Memorandum of Understanding will be a Definitive Binding Memorandum of Understanding between both parties subject to government regulator authorities.

Kind Regards,

Shah Mathias
Founder / Business Development

Captain Chris Christodoulou

PHONE: 717-434-0668

2575 EASTERN BLVD., YORK, PA 17402

Air Cyprus

MEMORANDUM OF UNDERSTANDING
Share Purchase and Expansion of
Air Cyprus Ltd

BETWEEN

AMERI METRO, IRELAND LTD

AND

AIR CYPRUS AVIATION LIMITED

THIS Memorandum of Understanding ("MOU") Agreement is made on September 30th, 2018("Effective Date")

BETWEEN:

Party A:

AMERI METRO, IRELAND LTD, a wholly owned subsidiary of Amari Metro Inc. whose registered address is 2575 Eastern Blvd. York, PA 17402, United States of America;

AND

Party B:

Air Cyprus Aviation Limited, whose registered address is 41 Panniotis Street, Green Area, Germasogeia, 4044 Limassol, Cyprus.

PREAMBLE:

1. **AMERI METRO, IRELAND LTD.** a company registered in U.S.A., hereinafter referred to as 'Party A' (Ameri Metro, Inc), hereby agrees to buy 100% of the shares of Air Cyprus Ltd, a company registered in Cyprus. hereinafter referred to as 'Party B' (Air Cyprus Ltd), as per the following terms.

2. It is agreed that the purchaser will also buy the land which was discussed nearby Larnaca International Airport for the purpose of constructing Air Cyprus Ltd head-offices.

3. Upon the 100% transfer of the shares from Air Cyprus to Ameri Metro. Party A will deposit the sum of £9.5 million (UK GBP Sterling nine million five hundred thousand pounds) to Party B's nominated bank account TBA. $ 12,533,064 USD

4. It is further agreed that in the event that at any stage the present shareholders of Air Cyprus, wish to purchase shares from , through a n Ameri Metro, Inc). nominated company, then this option will be given to them at the market share value at the time.

5. For the avoidance of doubt, it is further agreed that upon instructing solicitors and accountants to prepare and execute all relevant contracts, all legal and accounting expenses will be beard by Party A. It is normal practice that a specified amount for the work which will be carried out will be deposited with the relevant professionals in advance.

RESPONSIBILITIES OF THE PARTIES

The Purchasers agree for Air Cyprus granting the following benefits for Captain Chris Christodoulou for his past involvement in the development of Air Cyprus. It is hereby agreed that Captain Chris Christodoulou:

1. Will have control of the management and day-to-day operations of Air Cyprus in his capacity of none executive CEO of Air Cyprus Ltd.

2. Captain Christodoulou will be given contract of employment as none executive CEO.

3. In his capacity as none executive CEO, Captain Christodoulou will be sitting on the transportation committee board.

4. A company car will be provided, covering all running expenses.

7. All terms contained in the Contract will apply to Air Cyprus Ltd as well as any subsidiaries or holdings which might be created that will include the Air Cyprus operation for the duration that Captain Christodoulou will remain as none executive CEO of Air Cyprus.

7. All Board of Directors / Shareholders and their immediate families (spouse / children) will be entitled to free travel on Air Cyprus Ltd (and/or codeshare flights where Air Cyprus is involved or inter-line agreements with other airlines).

RESPONSIBILITIES OF THE NONE EXECUTIVE CEO

Main responsibilities of Captain Chris Christodoulou in his capacity as none executive CEO, of Air Cyprus Ltd are as follows:

1. The none executive CEO will provide leadership. direction and coordinate the activities of Air Cyprus Ltd as per the goals and objections of the company.

2. He is going to expand on the existing plans or alter plans to reflect present times in agreement with the Board, so as to develop a strategy and implementation of that strategy which will promote revenues, profitability and growth as a company.

3. He will oversee the Air Cyprus activities to ensure, safety, efficiency, quality of service and a cost-effective management of resources.

4. Put together the management team and recommend board members to the chairman.

5. Negotiate the Airline Operator's Certificate (AOC) with the Cyprus Authorities, once the resources are in Air Cyprus which will allow such a negotiation (i.e. relating to the aircraft for which we need to apply for the AOC).
6. Lead the negotiations with the core entities which are essential to launch the Air Cyprus Ltd operation: Aircraft Leasing, Fuel Suppliers, Handling Agents, Airports.

7. Manage the day-to-day operation including approving company operational procedures, policies and standards.

8. Evaluate the performance of executives for compliances with the policies and objectives of Air Cyprus.

9. Promote sound corporate governance.

PUBLICITY AND PRESS RELEASES:

Neither Party shall issue any news release, public announcement or advertising regarding this MoU without the prior written consent of the other Party. Other then filing regulatory disclosures

ENTIRE UNDERSTANDING:

This MoU superseded and replaced any and all prior agreements, understandings, or arrangements, whether oral or written, made between the parties and relating to the subject matter of this MoU.

FORCE MAJEURE:

In the event that either Party should be rendered either wholly or partially unable to carry out their respective obligations under this MoU by reasons or causes beyond their control, including but not limited to, war, sabotage, weather, failure of or delay in transportation, shortage of labour, etc., which could not be unreasonably expected or avoided, then the performance of that Party shall be excused during the continuance of any inability so caused.

TERM AND TERMINATION:

All rights and obligations of the Parties under this MoU shall terminate upon the failure of one of the Parties to perform its obligations under this MoU; and/or by mutual agreement of both Parties to terminate this MoU.

VALIDITY OF THIS MOU:

The validity of this MOU is 120 days from the date of both parties' signatures unless both parties agree to extend for a further specified period.

NOTICES:

All notices, demands, requests or other communication that may be given under this MoU shall be in writing addressed to the respective Parties via an agreed email address and/or as follows:

Continued on next page:

AMERI METRO, IRELAND LTD:

2575 Eastern Blvd.

York, PA 17402

U.S.A.

Air Cyprus Aviation Limited:

41 Panniotis Street

Green Area, Germasogeia

4044 Limassol

Cyprus

GOVERNING LAW AND ARBITRATION:

This MoU and any claims or disputes relating thereto shall be governed by and construed in accordance with the laws of The Republic of Cyprus (European Union Law) which shall be subject to the exclusive jurisdiction of The Republic of Cyprus Courts.

AS WITNESS this agreement has been signed by the duly authorised representatives of the Parties.

SIGNED for an on behalf of

Ameri Metro, Ireland Ltd:

SIGNED for an on behalf of

Air Cyprus Aviation Ltd:

Name: Mr Shah Mathias

Position: company founder financial partner

Name: Captain Chris Christodoulou

Position: Chairman/CEO

Signature:

Signature:

Dated: Sep /18/ 2017

Dated: 13/09/2018

September 30th, 2018 ("Effective Date")

September 30th, 2018 ("Effective Date")